COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (REPORT OF) ESTABLISHMENT
OF THE SECOND STEELWORKS IN INDIA

POSCO and the Government of the State of Karnataka entered into the memorandum of understanding in June 2010 to collaborate in the construction of an integrated steel mill in Karnataka, India (“Project”).

POSCO filed the mining lease applications with the State Government of Karnataka and initiated the acquisition of land near Bellary mining sector in the State of Karnataka in order to construct the integrated steel mill. However, both the mining lease application and land acquistion processes are being delayed due to the cease and desist order made by the Supreme Court of India due to illegal mining operations and political instability in the State of Karnataka.

POSCO has not made any decision regarding the contruction of the integrated steel mill in India. POSCO will promptly disclose any relevant material information regarding the Project when any such information is made available in accordance with the disclosure requirements under the regulations of Korea Exchange.